LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com



Please reply to Fax No: 020 7880 5111

7 January 2005

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

Natasha A. Aziz
Assistant Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)



LAURA ASHLEY HOLDINGS plc
("the Company")

Laura Ashley today announces that Ms Rebecca Navarednam has resigned as Joint Chief Executive Officer and director of the Company, with effect from 1 January 2005.

Rebecca joined Laura Ashley in January 2003 when she was appointed Non-Executive Director of the Company. She was subsequently appointed as Joint Chief Executive Officer on 1 June 2003.

The Board would like to thank Rebecca for her services to the Company and wishes her well in her future endeavours.

Enquiries:

Tom Buchanan	Brunswick Group	020 7404 5959
James Olley		

LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111

10 January 2005

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully



Natasha A. Aziz
Assistant Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)


laura
ashley

Laura Ashley Holdings plc ("the Company")

The Company announces the resignation of Ainum Mohd-Saaid as Chief Executive Officer and director with effect from 1st February 2005 for personal reasons. At a Board meeting today, it was decided that Lillian Tan will replace Ainum as Chief Executive Officer.

Lillian Tan (age 50) is currently a non-executive director of the Company. She holds an MBA from the University of Western Sydney, Australia, and is a Fellow of the Chartered Insurance Institute (UK). Since 2002, she has been the Managing Director and Chief Executive Officer of Metrojaya Berhad ("Metrojaya"), one of the most successful retailers in Malaysia. Metrojaya owns and operates four department stores, one hypermarket, and over sixty specialty stores with a total trading area of approximately one million square feet (approximately twice that of Laura Ashley in the UK). Amongst the specialty stores, there are four Metrojaya home stores under the name Living Quarters. Other in-house fashion labels include East India Company, Cape Cod, Emmanuel and Passages.

The Board welcomes Lillian to her new role.

The Board would also like to thank Ainum for her services to the Company and wishes her well in her future endeavours.